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                               July 13, 2021

       Gary R. Garrabrant
       Chairman and Chief Executive Officer
       Jaguar Global Growth Corporation I
       3225 Franklin Avenue, Suite 309
       Miami, FL 33133

                                                        Re: Jaguar Global
Growth Corporation I
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 1,
2021
                                                            CIK No. 0001857518

       Dear Mr. Garrabrant:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to the Draft Registration Statement on Form S-1

       Summary, page 1

   1. We note your statement on page 11 that "Jaguar, Hennessy Capital and our management team are continuously
made aware of potential business opportunities. . . ." Please also disclose that your
amended and restated memorandum and articles of association waived the corporate
opportunities doctrine and address this potential conflict of interest. Please include any appropriate
risk factor disclosure.
 Gary R. Garrabrant
Jaguar Global Growth Corporation I
July 13, 2021
Page 2
2. We refer to the statement on page 27 that "Except as described below with respect to the payment of taxes, our amended and restated memorandum and articles of association . . .
      will provide that the proceeds from this offering and the sale of the private placement warrants held in the trust account will not be released from the trust account . . . ." Please
      revise or confirm that your amended Articles contain this provision regarding non-release of trust account funds except for payment of taxes.
       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer Angelini at 202-551-3047 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,
FirstName LastNameGary R. Garrabrant
                                                             Division of
Corporation Finance
Comapany NameJaguar Global Growth Corporation I
                                                             Office of
Manufacturing
July 13, 2021 Page 2
cc:       Joy Gallup
FirstName LastName